FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-157882

DATED MARCH 2, 2011

STATE STREET CORPORATION

$750,000,000 4.375% Senior Notes due 2021

Final Pricing Details

Issuer:	State Street Corporation

Security:	4.375% Senior Notes due March 7, 2021

Aggregate Principal Amount:	$750,000,000

Trade Date:	March 2, 2011

Settlement Date (T+3):	March 7, 2011

Maturity Date:	March 7, 2021

Coupon:	4.375%

Price to Public (Issue Price):	99.655%

Yield to Maturity:	4.418%

Pricing Benchmark:	UST 3.625% Notes due February 15, 2021

UST Spot (Yield):	3.468%

Spread to Benchmark:	+ 95 basis points

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each March 7 and September 7, commencing on September 7, 2011

Day Count Convention:	30/360

Business Day Convention:	Following, Unadjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477 AG8

ISIN:	US857477AG82

Expected Ratings[1]:	Standard & Poor’s: A+ Moody’s: A1 Fitch: A+ DBRS: AA (low)

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Lloyds Securities Inc.

Junior Co-Managers:	Muriel Siebert & Co., Inc. The Williams Capital Group, L.P.

All terms used and not otherwise defined in this final term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.